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                     CERTIFICATE OF INCORPORATION
                                  OF
                      DUSA PHARMACEUTICALS, INC.
                       RESTATED WITH AMENDMENTS
                         THROUGH JUNE 15, 1998
                        FOR ELECTRONIC PURPOSES

      FIRST: The name of the corporation is:

             DUSA Pharmaceuticals, Inc.

      SECOND: The purpose or purposes for which the Corporation is organized is to engage in:

      (a) any activity within the purposes for which corporations may be organized under Title 14A, Corporations, General of the New Jersey Statutes.

      THIRD: The aggregate number of shares of which the Corporation shall have authority to issue is 100,000,000 shares; 40 million of which shall be Common Stock and 60 million of which the Board of Directors of the Corporation shall have the power, and is hereby authorized, to divide into classes and into series within any class or classes, to determine the designation and the number of shares of any class or series, to determine the relative rights, preferences and limitations of the shares of any class or series, including, but not limited to, the convertibility of any shares of one class or series into shares of another class or series, and to change the designation or number of shares, or the relative rights, preferences, or limitations of the shares, of any theretofore established class or series, no shares of which have been issued, all to the fullest extent and in the manner provided by the New Jersey Business Corporation Act, as heretofore or hereafter amended. Any and all authorized shares of the Corporation may be issued and sold in such manner, in such amounts and proportions, and for such consideration, as from time to time may be fixed and determined by the Board of Directors of the Corporation, and any shares, when so issued, shall be fully paid and nonassessable.

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      FOURTH: The address of the Corporation's registered office is 991 Route 22
West, Somerville, New Jersey 08876, and the Corporation's registered agent at such address is Nanette W. Mantell, Esq.

      FIFTH: Any director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the Corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit.

      SIXTH: The name and address of the incorporator is Susan B. McCrea, Esq., 207 Omni Drive, Somerville, New Jersey 08876.

      SEVENTH: Quorum. The holders of record of at least thirty-three and one-third percent (33- 1/3%) of the shares of the Common Stock of the Company issued and outstanding and entitled to vote, present in person or by proxy, shall, except as otherwise provided by law, constitute a quorum at all meetings of the shareholders; if there be no such quorum, the holders of a majority of such shares so present or represented may adjourn the meeting from time to time until a quorum shall have been obtained.

      EIGHTH: Any one or more directors of the Corporation may be removed only with cause at any time by an affirmative vote of the holders of record of at least a majority of the shares of stock of the Corporation, issued and outstanding and entitled to vote thereon, or removed with cause at any time by a majority of the whole Board, and thereupon the term of the director or directors who shall have been so removed shall forthwith terminate and there shall be a vacancy or vacancies in the Board of Directors, to be filled as provided in the By-Laws of the Corporation.


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